Exhibit 18.1

Your Vision Our Focus

December 27, 2017

Board of Directors

Deep Well Oil & Gas, Inc.

Suite 700, 10150 - 100 Street

Edmonton, Alberta T5J OP6

Canada

Dear Board of Directors:

As stated in Note 2 to the consolidated financial statements of Deep Well Oil & Gas, Inc. ("the Company") as of September 30, 2015 and for the year ended September 30, 2015, the Company changed its accounting policy for oil and gas properties to the full cost method of accounting from the successful efforts method of accounting.

At your request, we have reviewed and discussed with management the circumstances, business judgment and planning that formed the basis for making this change in accounting principle.

It should be recognized that professional standards have not been established for selecting among alternative principles that exist in this area or for evaluating the preferability of alternative accounting principles. Accordingly, we are furnishing this letter solely for purposes of the Company's compliance with the requirements of the U.S. Securities and Exchange Commission, and it should not be used or relied on for any other purpose.

Based on our review and discussion, we concur with management's judgment that the newly adopted accounting principle is preferable in the circumstances in conformity with Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections. In formulating this position, we are relying on management's business planning and judgment, which we do not find unreasonable.

Sincerely,

/s/ Turner, Stone & Company, L.L.P.

Certified Public Accountants

Turner, Stone & Company, L.L.P. Accountants and Consultants
12700 Park Central Drive, Suite 1400 Dallas, Texas 75251 Telephone: 972-239-1660/Facsimile: 972-239-1665 Toll Free: 877-853-4195 Web site: turnerstone.com	INTERNATIONAL ASSOCIATION OF ACCOUNTANTS AND AUDITORS